EXHIBIT 99.1

BrainsWay Reports Fourth Quarter and Full Year 2025 Financial Results and Operational Highlights

Q4 Revenue Grew 27% Year-Over-Year to Record $14.5 Million

Q4 Operating Income of $1.9 Million; Adjusted EBITDA Increased by 53% to $2.3 Million, Reflecting Significant Operating Leverage

Full Year 2025 Revenue Increased by Approximately 27% YoY to $52.2 Million, and Net Income Increased by Approximately 161% YoY to $7.6 Million

Remaining Performance Obligations Increased 43% to Approximately $70 Million

Issuing 2026 Guidance: Expecting Revenue of $66 - $68 million (27% - 30% Growth), Operating Income of 13% - 14%, and Adjusted EBITDA of $12 - $14 Million (86% - 100% Growth)

Conference Call to be Held Today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, March 11, 2026 (GLOBE NEWSWIRE) --  BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported fourth quarter and full year 2025 financial results and provided an operational update.

Recent Financial and Operational Highlights

  Revenue in the fourth quarter of 2025 increased 27% to $14.5 million, compared with the fourth quarter of 2024.
  Approximately 70% of customer engagements signed in recent quarters are structured as multi-year lease agreements.
  Increased remaining performance obligations to approximately $70 million, representing a 43% increase compared with December 31, 2024.
  Shipped a net total of 95 Deep TMS™ systems during the fourth quarter of 2025, a 27% increase compared with the same period last year. Total installed base now stands at approximately 1,700 systems.
  Gross margin for the fourth quarter of 2025 was 76%, compared with 75% in the prior year period.
  Operating income for the fourth quarter of 2025 was $1.9 million, compared with $0.4 million for the prior year period.
  Adjusted EBITDA1 for the fourth quarter of 2025 increased 53% to $2.3 million, compared with $1.5 million for the fourth quarter of 2024.
  Net income for the fourth quarter of 2025 increased 90% to $2.9 million, compared with $1.5 million for the fourth quarter of 2024.
  U.S. Food and Drug Administration (FDA) granted label expansion for the Deep Transcranial Magnetic Stimulation (Deep TMS™) system making the treatment available as an adjunct therapy for adolescents aged 15 to 21 years suffering from major depressive disorder (MDD).
  Launched a multicenter clinical trial investigating the use of the new Deep TMS 360™ system in individuals with Alcohol Use Disorder (AUD), which represents a major economic and health burden, affecting about 29 million Americans.
  Secured the first insurer coverage for the accelerated SWIFT™ (Short‑course with Intrinsic Field Targeting) Deep TMS protocol following FDA clearance.
  FDA approved Neurolief’s wearable Proliv™Rx neuromodulation system, a Class III device, as an adjunctive treatment for adult patients suffering from MDD who have failed to achieve satisfactory improvement from at least one previous antidepressant medication, for use at home or in the clinic.

Full Year 2025 Financial Highlights

  Full year 2025 revenue of $52.2 million, a 27% increase as compared with full year 2024.
  Gross margin for the full year 2025 was 75%, flat compared with the prior year.
  Operating income for the full year 2025 was $4.3 million, compared with $1.4 million in the prior year.
  Net income for the full year 2025 increased by 161% to $7.6 million, compared with $2.9 million for the prior year.
  Adjusted EBITDA for the full year 2025 was approximately $7.0 million, compared with $4.5 million for the prior year.
  As of December 31, 2025, cash, cash equivalents, and restricted cash totaled $68.0 million.

Full-Year 2026 Financial Guidance

  The Company expects full-year 2026 revenue of $66 million to $68 million, which represents growth of 27% to 30% compared with revenue for 2025.
  The Company anticipates continued profitability and positive cash flow, targeting operating income of 13% to 14% and Adjusted EBITDA of $12 to $14 million.

_____________________

1 See Adjusted EBITDA details and reconciliation table in the appendix below.

“We successfully closed out 2025 with strong momentum across our business, delivering 27% full-year revenue growth while significantly expanding profitability,” said Hadar Levy, Chief Executive Officer of BrainsWay. “Demand for Deep TMS continues to accelerate, supported by expanding customer adoption, additional regulatory clearances, and growing reimbursement coverage. The FDA’s recent clearance expanding Deep TMS MDD treatment to adolescents aged 15 to 21, and its clearance of our accelerated Deep TMS MDD protocol, represent meaningful growth catalysts for 2026 and beyond. In addition, our investment in Neurolief has the potential to significantly expand our addressable market and create new growth opportunities.”

“In parallel with our strong operational execution, we are executing a targeted investment strategy focused on providing growth capital to leading mental health networks. These minority equity positions support clinical expansion while helping accelerate awareness and adoption of innovative therapies. We are seeing real increases in demand for interventional psychiatry solutions like Deep TMS within these networks. As we enter 2026, we have a strong balance sheet and remain focused on extending our reach, strengthening our clinical leadership, and building long-term value for patients, providers, and shareholders,” concluded Mr. Levy.

Call and Webcast

BrainsWay’s management will host a conference call on Wednesday, March 11, 2026, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, March 11, 2026, at 8:30 AM Eastern Time:

United States:	1-877-300-8521
International:	1-412-317-6026
Israel: Conference ID:	1-80-921-2373 10206784
Webcast:	Link

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating profit and net profit, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net profit adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating profit (loss) or net profit (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net profit (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net profit (loss) and our IFRS financial results.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks relating to the Company’s ability to consummate, finance and close proposed or potential investments, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	December 31,	December 31,
	2025	2024
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$67,700	$69,345
Restricted cash	251	271
Trade receivables, net	4,111	4,596
Inventory	7,134	4,426
Other current financial assets	1,432	-
Other current assets	4,261	1,032
	84,889	79,670
Non-Current Assets
Other non-current financial assets	14,337	-
System components	972	1,707
Leased systems, net	4,860	3,959
Other property and equipment	788	752
Right-of-use assets	5,548	5,530
Other long-term assets	1,523	2,698
	28,028	14,646
	$112,917	$94,316

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$2,428	$2,868
Deferred revenues	10,551	4,434
Liability in respect of development grants	1,679	1,293
Current maturities of lease liabilities	1,075	824
Other accounts payable	6,430	5,927
	22,163	15,346
Non-Current Liabilities
Deferred revenues	6,762	3,625
Liability in respect of development grants	5,029	5,803
Lease liabilities	5,742	4,800
Warrants liability	-	2,429
	17,533	16,657

Equity
Share capital	430	413
Share premium	162,221	157,597
Reserve for share-based payment	3,506	4,872
Warrants	-	-
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(90,748)	(98,381)
	73,221	62,313

	$112,917	$94,316

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	For the three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)
Revenues	$14,545	$11,414	$52,225	$41,016
Cost of revenues	3,427	2,903	12,839	10,435
Gross profit	11,118	8,511	39,386	30,581

Research and development expenses, net	2,531	2,044	9,603	7,190
Selling and marketing expenses	5,102	4,472	18,933	16,203
General and administrative expenses	1,569	1,564	6,527	5,797
Total operating expenses	9,202	8,080	35,063	29,190

Operating Income	1,916	431	4,323	1,391

Finance income	1,056	1,639	5,596	3,584
Finance Expense	431	334	2,209	1,516
Income before taxes on income	2,541	1,736	7,710	3,459
Taxes on income (tax benefit)	(392)	188	77	538
Net income	$2,933	$1,548	$7,633	$2,921

Basic net income per share	$0.08	$0.04	$0.20	$0.09

Diluted net income per share	$0.07	$-	$0.18	$0.05

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended December 31,		For the year ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)
Cash flows from operating activities:
Total comprehensive profit	$2,933	$1,548	$7,633	$2,921
Adjustments to reconcile net profit to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	115	352	665	660
Depreciation of leased systems	237	356	873	1,111
Impairment and disposal of inventory and system components	(195)	277	41	1,519
Finance income, net	(625)	(1,305)	(3,387)	(2,068)
Cost of share based payment	280	384	1,196	1,441
Income taxes	(392)	188	77	538
Total adjustments to reconcile profit	(580)	252	(535)	3,201
Changes in asset and liability items:
Increase in inventory	(2,299)	(348)	(1,989)	(920)
Increase (decrease) in trade receivables	1,026	(1,162)	607	(867)
Increase (decrease) in other current assets	5	1,577	(527)	1,649
Increase (decrease) in trade payables	(338)	1,605	(477)	2,119
Increase in other accounts payable	226	203	718	129
Increase (decrease) in deferred revenues	(2,768)	(874)	9,254	277
Total changes in asset and liability	(4,148)	1,001	7,586	2,387
Cash paid and received during the period for:
Interest paid	(24)	(20)	(112)	(124)
Interest received	1,060	728	4,082	2,922
Income taxes paid	-	(15)	(634)	(1,009)
Total cash paid and received during the period	1,036	693	3,336	1,789
Net cash provided by (used in) operating activities:	(759)	3,494	18,020	10,298

Cash flows from investing activities:
Purchase of property and equipment and system components, net	1,262	(923)	(1,747)	(3,794)
Withdrawal of restricted cash	-	-	20	-
Proceeds from sub-lease asset	-	36	-	76
Purchase of financial assets measured at fair value	(2,182)	-	(14,482)	-
Withdrawal of (investment in) deposits, net	-	-	-	35,000
Investment in long-term deposits, net	(113)	(956)	(1,284)	(971)
Net cash provided by (used in) investing activities	(1,033)	(1,843)	(17,493)	30,311

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(741)	(4)	(1,382)	(1,108)
Exercise of share options	-	(2)	-	17
Proceeds from issuance of shares, net	-	16,353	-	16,353
Issuance of warrants	-	3,425	-	3,425
Repayment of lease liability	(246)	(187)	(832)	(424)
Net cash provided by (used in) financing activities	(987)	19,585	(2,214)	18,263
Exchange rate differences on cash and cash equivalents	21	(18)	42	(47)

Increase (decrease) in cash and cash equivalents	(2,758)	21,218	(1,645)	58,825
Cash and cash equivalents at the beginning of the period	70,458	48,127	69,345	10,520
Cash and cash equivalents at the end of the period	$67,700	$69,345	$67,700	$69,345

(a) Significant non cash transactions:
Right-of-use asset recognized with corresponding lease liability	$(8)	$(102)	$827	$5,548
Change in prepaid expenses recognized with corresponding liability	$114	$-	$(30)	$-

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended December 31,		For the Year ended December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)	(Audited)
Net Income	$2,933	$1,548	$7,633	$2,921

Finance income, net	(625)	(1,305)	(3,387)	(2,068)
Income taxes	(392)	188	77	538
Depreciation and amortization	115	352	665	660
Depreciation of leased systems	237	356	873	1,111
Cost of share based payment	281	363	1,197	1,420
Restructuring and litigation Cost	(258)	-	-	-
Adjusted EBITDA	$2,291	$1,502	$7,058	$4,582